RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Pricing Supplement Dated July 10, 2017 to the Product Prospectus Supplement Dated January 21, 2016, Prospectus Supplement Dated January 8, 2016, and Prospectus Dated January 8, 2016	$2,000,000 Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018 Royal Bank of Canada

Royal Bank of Canada is offering Reverse Convertible Notes linked to the common stock of Matador Resources Company (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.
The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated January 21, 2016, and “Selected Risk Considerations” beginning on page P-6 of this pricing supplement.
The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	July 10, 2017	Principal Amount:	$1,000 per RevCons
Issue Date:	July 13, 2017	Maturity Date:	July 13, 2018
Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Initial Stock Price:	$21.65, which was the closing price of the Reference Stock on the Pricing Date.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.
If the Final Stock Price is less than the Barrier Price, then the investor will receive at maturity,  in addition to accrued and unpaid interest, for each $1,000 in principal amount, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
Investors in the Notes could lose some or all of their principal amount if the Final Price of the Reference Stock is below the Barrier Price.

Monitoring Period:	The Valuation Date.
Reference Stock	Annual Coupon Rate	Initial Stock Price	Barrier Price	Term	Cusip	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Royal Bank of Canada
Matador Resources Company (MTDR)	11.05%	$21.65	$16.24	One (1) year	78012K2P1	$2,000,000	100%	$35,000.00 1.75%	$1,965,000.00 98.25%
(1)Certain dealers who purchased the Notes for sale to certain fee-based advisory accounts may have foregone some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts was between $982.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the Pricing Date is $967.55 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $17.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $17.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
 SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Matador Resources Company (the “Reference Stock”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Pricing Date:	July 10, 2017
Issue Date:	July 13, 2017
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Coupon Payment:	11.05% per annum. Each coupon will be paid in equal quarterly payments of 2.7625% on the applicable Coupon Payment Date.
Coupon Payment Date(s):	October 13, 2017, January 16, 2018, April 13, 2018 and the Maturity Date
Record Dates:
The record date for each Coupon Payment Date will be the date one business day prior to that scheduled Coupon Payment Date; provided, however, that the Coupon Payment at maturity will be payable to the person to whom the payment at maturity will be payable.

Valuation Date:	July 10, 2018
Maturity Date:	July 13, 2018
Reference Stock:	The common stock of Matador Resources Company, which trades on the New York Stock Exchange under the symbol “MTDR.”
Term:	One (1) year
Initial Stock Price:	$21.65, which was the closing price of the Reference Stock on the Pricing Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.
If the Final Stock Price is less than the Barrier Price, then the investor will receive at maturity,  in addition to accrued and unpaid interest, for each $1,000 in principal amount, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
Investors in the Notes could lose some or all of their principal amount if the Final Price of the Reference Stock is below the Barrier Price.

Reference Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Physical Delivery Amount:	Not applicable. The payments on the Notes will be made solely in cash.
Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Valuation Date will not impact the Payment at Maturity.

P 2	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
Monitoring Method:	Close of Trading Day
Calculation Agent:	RBC Capital Markets, LLC
Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 21, 2016, as modified by this pricing supplement.

P 3	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 21, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated January 21, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm
Product Prospectus Supplement dated January 21, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004072/s724130424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P 4	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only and are rounded for ease of analysis.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.
The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming a hypothetical Initial Stock Price of $100.00, a Barrier Price of $75.00 and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock falls below the Barrier Price on the Valuation Date.  If the market price of the Reference Stock does not fall below the Barrier Price on the Valuation Date, your Payment at Maturity will be 100% of the Principal Amount. The third column shows the amount of cash to be paid on the Notes per $1,000 in principal amount.
Hypothetical Final Stock Price of the Reference Stock	If the closing market price of the Reference Stock falls below the Barrier Price on the Valuation Date: Payment at Maturity as Percentage of Principal Amount	Cash Payment Amount per $1,000 in Principal Amount
$200.00	100.00%	$1,000.00
$175.00	100.00%	$1,000.00
$150.00	100.00%	$1,000.00
$125.00	100.00%	$1,000.00
$100.00	100.00%	$1,000.00
$90.00	100.00%	$1,000.00
$80.00	100.00%	$1,000.00
$75.00	100.00%	$1,000.00
$74.99	74.99%	$749.90
$60.00	60.00%	$600.00
$50.00	50.00%	$500.00
$35.00	35.00%	$350.00
$25.00	25.00%	$250.00
$0	0.00%	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on hypothetical prices of the Reference Stock that may not be achieved on the Valuation Date, and on assumptions that may prove to be erroneous. The hypothetical Initial Stock price is not the actual Initial Stock Price, which is set forth on the cover page of this pricing supplement. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

P 5	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the total returns set forth in the table above are calculated. In addition to the hypothetical returns, an investor would have received four quarterly Coupon Payments of $27.625 per Note, including the final Coupon Payment at maturity, for a total of $110.50 of interest payable per Note over the term.
Example 1: The price of the Reference Stock increases by 25% from the Initial Stock Price of $100.00 to the Final Stock Price of $125.00.  Because the Final Stock Price is greater than the Barrier Price of $75.00, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000.00 per Note, despite the 25% appreciation in the price of the Reference Stock.
Example 2: The price of the Reference Stock decreases by 10% from the Initial Stock Price of $100.00 to the Final Stock Price of $90.00.  Because the Final Stock Price is greater than the Barrier Price of $75.00, the investor receives at maturity, in addition to the Final Coupon Payment, a cash payment of $1,000.00 per Note, despite the 10% decline in the value of the Reference Stock.
Example 3: The price of the Reference Stock decreases by 50% from the Initial Stock Price of $100.00 to the Final Stock Price of $50.00. Because the Final Stock Price is less than the Barrier Price of $75.00 on the Valuation Date, we will pay only $500.00 for each $1,000 in the principal amount of the Notes, calculated as follows:
Principal Amount + (Principal Amount x Reference Stock Return)
= $1,000 + ($1,000 x -50.00%) = $1,000 - $500.00 = $500.00
As of the Valuation Date, the value that you will receive is $500 per $1,000 in principal amount of the Notes, representing a 50% loss of your principal amount. This $500 payment, together with the $110.50 of interest payable per $1,000 in principal amount of the Notes over their term, results in the loss of 38.95% of a $1,000 investment.
*   *  *
The Payments at Maturity shown above are entirely hypothetical; they are based on theoretical prices of the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes.

P 6	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the closing price of the Reference Stock between the Pricing Date and the Valuation Date. If the Final Stock Price on the Valuation Date is less than the Barrier Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the Pricing Date to the Valuation Date.  The rate of interest payable on the Notes, which will be payable for only one year, may not be sufficient to compensate for any such loss.

•
The Payments on the Notes Are Limited - The payments on the Notes will be limited to the Coupon Payments.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Stock or in a security directly linked to the positive performance of the Reference Stock.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes - The Notes are Royal Bank's senior unsecured debt securities.  As a result, the amount due on any relevant payment date is dependent upon Royal Bank's ability to repay its obligations on the applicable payment date.  This will be the case even if the price of the Reference Stock increases after the Pricing Date.  No assurance can be given as to what our financial condition will be during the term of the Notes.

•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses - There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Stock during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the Coupon Payments.

•
There Is No Affiliation Between the Issuer of the Reference Stock and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Issuer of the Reference Stock —  We are not affiliated with Matador Resources Company. However, we and our affiliates may currently, or from time to time in the future engage, in business with Matador Resources Company. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock. Matador Resources Company is not involved in this offering and has no obligation of any sort with respect to your Notes.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of Reference Stock, including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities

P 7	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public —The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set —The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes
•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stock — In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Stock, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Stock may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely solely on views expressed by our affiliates.

P 8	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
U.S. FEDERAL TAX INFORMATION
RevCon 78012K2P1 (MTDR): 1.76% of each stated interest payment (11.05% in total) on the RevCons will be treated as an interest payment and 9.29% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 21, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes and is supplemented as follows:
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury Department regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

INFORMATION REGARDING THE REFERENCE STOCK ISSUER
The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Stock is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
Matador Resources Company is an independent energy company engaged in the exploration, development, production, and acquisition of oil and natural gas resources. The company's operations are primarily in the Eagle Ford Shale in south Texas and the Haynesville Shale and Cotton Valley in northwest Louisiana and east Texas. The company’s common stock is listed on the New York Stock Exchange under the ticker symbol “MTDR.”

P 9	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
HISTORICAL INFORMATION
The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2013, 2014, 2015, 2016, the first and second calendar quarters of 2017, and for the period from July 1, 2017 to July 10, 2017.
We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2013	3/28/2013	9.00	7.58	8.86
4/1/2013	6/28/2013	12.48	8.25	11.98
7/1/2013	9/30/2013	17.85	11.49	16.33
10/1/2013	12/31/2013	23.95	15.63	18.64
1/1/2014	3/31/2014	25.84	17.96	24.49
4/1/2014	6/30/2014	29.34	23.30	29.28
7/1/2014	9/30/2014	29.70	23.74	25.85
10/1/2014	12/31/2014	26.08	14.18	20.23
1/1/2015	3/31/2015	25.05	18.29	21.92
4/1/2015	6/30/2015	29.90	22.11	25.00
7/1/2015	9/30/2015	26.07	19.08	20.74
10/1/2015	12/31/2015	28.25	18.87	19.77
1/1/2016	3/31/2016	20.92	11.14	18.96
4/1/2016	6/30/2016	25.54	18.04	19.80
7/1/2016	9/30/2016	24.71	18.56	24.34
10/1/2016	12/31/2016	27.67	20.46	25.76
1/1/2017	3/31/2017	28.51	21.15	23.79
4/1/2017	6/30/2017	24.70	20.14	21.37
7/1/2016	7/10/2017	22.06	20.52	21.65
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P 10	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on July 13, 2017, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the notes, they were offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

P 11	RBC Capital Markets, LLC

Reverse Convertible Notes Linked to the Common Stock of Matador Resources Company, Due July 13, 2018
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P 12	RBC Capital Markets, LLC